Contact

www.linkedin.com/in/mike-
daoust-58a1a (LinkedIn)

Top Skills

SaaS
Enterprise Software
Cloud Computing

Mike Daoust

Managing Director Chrome Enterprise, Google
Needham

Summary

Technology executive that has successfully led all aspects of global go-to-market including direct sales, sales engineering, business development, channel, customer success & product marketing. Over 10 years of experience at Google leading the growth of various Google Cloud products and services in all segments including Google Workspace, Google Maps, Android & Chrome Enterprise (Browser, OS, Chromebooks). Excels in leadership roles at high growth or turn around organizations that require strategy development through execution.

Experience and interest in all areas of technology including cloud-based enterprise software & hardware, APIs, SaaS, PaaS, operating systems, enterprise security, geo-spatial, mobile and marketing/data analytics.

Experience

Google
13 years 8 months

Global Managing Director, Chrome Enterprise
December 2017 - Present (4 years 6 months)

Global Director, Android & Chrome Enterprise
January 2013 - December 2017 (5 years)
Mountain View, CA

Head of Google Maps for Business, North America
January 2011 - December 2012 (2 years)
Mountain View, CA

Head of Enterprise Google Apps/G Suite, East Region
October 2008 - December 2010 (2 years 3 months)

Stratbridge, Inc.

SVP, Sales & Business Development
June 2006 - September 2008 (2 years 4 months)

IBM
Head of IBM Enterprise Search, East Region
November 2005 - June 2006 (8 months)

(Acquisition of iPhrase Technologies)

iPhrase Technologies
Vice President of Field Operations
February 2000 - November 2005 (5 years 10 months)

IBM Global Services
Account Management Director
January 1999 - December 1999 (1 year)

Watson Wyatt
Senior Consultant & Account Manager - Human Capital Group
1995 - 1998 (3 years)

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Education

Bowdoin College
BA, Economics, Government & Legal Studies · (September 1988 - May 1992)

Boston College Carroll School of Management
MBA, General Management, Technology · (1998 - 1999)